SAYONA MINING LIMITED
LEVEL 28, 10 EAGLE STREET
BRISBANE, QUEENSLAND 4000

June 18, 2025

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Energy & Transportation
Attention: Yong Kim, Gus Rodriguez, Claudia Rios and Liz Packebush

RE:	Request for Acceleration of Effectiveness of Sayona Mining Limited’s Registration Statement on Form F-4 (File No. 333-286715)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sayona Mining Limited (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form F-4 (File No. 333-286715), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time on June 20, 2025, or as soon as practicable thereafter.

The Company hereby authorizes Avner Bengera of Baker Botts L.L.P. to orally modify or withdraw this request for acceleration.

Please contact Mr. Bengera at (212) 408-2521 or avner.bengera@bakerbotts.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Bengera when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

SAYONA MINING LIMITED

By:	/s/ Lucas Dow
Name:	Lucas Dow
Title:	Chief Executive Officer

cc:	Avner Bengera, Baker Botts L.L.P.